JACOB FUNDS, INC.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 5, 2016

VIA EDGAR TRANSMISSION

Attention: Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Jacob Funds, Inc. (the “Corporation”) File No.: 333-212101 Regarding Delaying Amendment for Jacob Funds, Inc. (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of Jacob Wisdom Fund into the Jacob Small Cap Growth Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2016 pursuant to Rule 488 under the Securities Act, and was incorrectly scheduled to go effective August 26, 2016.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Manhattan Beach and the State of California, on the 5th day of July, 2016.

If you have any questions or comments, please do not hesitate to contact Alia Vasquez at (414) 765-6620, or Rachel Spearo at (414) 765-5384, of US Bancorp Fund Services, LLC.

Jacob Funds, Inc.

/s/ Ryan I. Jacob
By: Ryan I. Jacob
Title: President, Chief Executive Officer, Director and Chairman of the Board